UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-38633

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BM Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

201 King of Prussia Road, Suite 350
Address of Principal Executive Office (Street and Number)

Wayne, PA 19087
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported by the Company in its current report on Form 8-K furnished to the Commission on March 31, 2022, the Company has identified certain errors related solely to the technical accounting application of FASB ASC 718, Stock Compensation, as required under U.S. generally accepted accounting principles, to a unique, one-time grant of share-based compensation made by our former parent as severance to certain employees and executives of the Company in connection with the January 4, 2021 divestiture of the Company.

On March 25, 2022, the Audit Committee of the Board of Directors of the Company, concluded that the Company’s previously issued unaudited consolidated financial statements for the periods ended March 31, 2021, June 30, 2021, and September 30, 2021 (collectively, the “Non-Reliance Periods”), as reported in the Company’s Quarterly Reports on Form 10-Q filed on May 24, 2021, August 16, 2021, and November 15, 2021, respectively, should no longer be relied upon, and are to be restated to reflect the share-based compensation expense for the severance awards granted by our former parent. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations, or similar communications of the Company describing the Company's financial results for the Non-Reliance Periods should no longer be relied upon.

The restatement will increase the Company’s previously reported share-based compensation expense for the nine months ending September 30, 2021 by $7.1 million with a corresponding increase to additional paid-in capital.

The correction of the Company’s previously reported share-based compensation expense in its quarterly reports on Form 10-Q for 2021 will have no effect on the Company’s previously reported revenues, Core EBITDA, total cash balance, total assets, total liabilities, total equity, net working capital, net cash flows from operating activities, investing activities, or financing activities. Similarly, this correction has no impact on the Company’s operations or its underlying business fundamentals.

The Company has not filed, and does not intend to file, an amendment to the Company’s previously filed Quarterly Reports on Form 10-Q for the Non-Reliance Periods, but will restate its unaudited consolidated financial statements for the Non-Reliance Periods to reflect the corrected share-based compensation expense within the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company is working diligently, along with its independent registered accounting firm, BDO USA LLP, to complete the above referenced restatement. The Company expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 as soon as practicable following this Form 12b-25 filing.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bob Ramsey	877	327-9515
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BM Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BM TECHNOLOGIES, INC.

Date: March 31, 2022	By:	/s/ Bob Ramsey
Bob Ramsey
Chief Financial Officer

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